UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April, 2011

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001-80

Company Registry ID (NIRE) nº 33300275410

Publicly-held Company

MINUTES OF THE GENERAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

HELD ON APRIL 25, 2011

Drawn up in summary format, as provided for by Article 130 of Law 6,404/76

1)      Time, date and venue: Held on April 25, 2011 at 2:30 p.m., at the head offices of Contax Participações S.A. (“Contax” or “Company”), located at Rua do Passeio 48 a 56, parte, in the city and state of Rio de Janeiro.

2)      Call Notice: Call Notice published in the newspapers “Diário Oficial do Estado do Rio de Janeiro”, part V, on the editions of: 4/8/2011, 4/11/2011 and 4/12/2011, page 25, page 31 and page 19, and in the newspaper “Valor Econômico – Edição Nacional” on the editions of: 4/8/2011, 4/11/2010 and 4/12/2011, page D9, page B8 and page B13.

3)      Agenda:  General Shareholders’ Meeting: (i) to acknowledge the management’s accounts, examine, discuss and vote on the Management Report and the Financial Statements relating to the fiscal year ended on December 31, 2010, followed by the independent auditors’ report; (ii) to approve the allocation of the net income for fiscal year 2010, and the distribution of dividends; (iii) substitution of the members of the Company’s Board of Directors to fulfill the remaining term-of-office; (iv) to determine the Company’s Management compensation; (v) to amend the Company’s Bylaws to (a) correct the reference contained in item “d” of Article 11, changing the wording of “Article 17, XXXI” to “Article 17, XXIV”, and (b) re-ratification of the number of members of the Fiscal Counsel in the caput of Article 26, from “three (3)” to “three (3) to five (5)” members. Extraordinary Shareholders’ Meeting: (i) acquisition, through its subsidiaries Contax S.A. and Contax Colombia S.A.S., of all shares issued by the companies Stratton Spain S.L., Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A. and Multienlace S.A., which together compose the (“Allus Group”), as per Material Fact released by the Company on April 5, 2011.

4)      Attendance:  shareholders representing more than 89.49% of the voting capital, and more than 70.12% of the preferred shareholders, as per the signatures in the Shareholders’ Attendance Book. Michel Neves Sarkis (Chief Financial and Investor Relations Officer), Eder Carvalho Magalhães (representative of the Fiscal Council), Marco Aurélio P. Neves and Charles Mace de Aguiar (Deloitte Touche Tohmatsu Auditores Independentes’s representatives) also attended the meeting.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

5)      Presiding:  Chairman: Michel Neves Sarkis, Secretary: Cristina Alves Corrêa Justo Reis.

6)      Resolutions:  Shareholders representing 89.49% of the voting capital of the Company, present at the Meeting, resolved as follows:

GENERAL SHAREHOLDERS’ MEETING:

6.1.           To approve by majority vote, with no vote against and with the abstention of the shareholders ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; VANESSA MONTES DE MORAES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; CSHG CITI MULTI FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN HG FUND LLC; CSHG UNIQUE FUND, LLC, after examining and discussing the Management Report, the Balance Sheet and other Financial Statements, as well as the Independent Auditors’ and Fiscal Council’s reports, all referring to the fiscal year ended on 12/31/2010, as published in full in part V of the “Diário Oficial do Estado do Rio de Janeiro” , edition of 4/2/2011, pages 5 through 20, and in the “Valor Econômico – National Edition” Newspaper, edition of 4/2/2011, on pages C5 through C12, in compliance with Article 133, of Law 6,404/76, the reading of which was exempted, in view of their full publication and acknowledgment by the shareholders.

6.2       To approve by majority vote, with no vote against and with the abstention of the shareholders ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; VANESSA MONTES DE MORAES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; CSHG CITI MULTI FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN HG FUND LLC; CSHG UNIQUE FUND, LLC, the Management proposal included in the Financial Statements published on 4/2/2011, regarding the allocation of the retained earnings and net income for the fiscal year ended 12/31/2010, in the amount of R$108,497,907.69 as follows: (ii.1) R$5,424,895.38 to the Legal Reserve; (ii.2) R$3,073,012.31 to the Statutory Reserve; and (ii.3) R$100,000,000.00 as dividends to the shareholders of the Company in the gross amount of R$100,000,000.00, remunerated from 1/1/2011 through the effective payment date, based on the variation of the Reference Rate (TR). The Management of the Company clarified that the shares will be traded ex-dividends as of a date to be timely informed, and that the dividends will be paid within the current fiscal year, also on a date to be defined and informed to the Company shareholders.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

6.3 To approve by majority vote, with no vote against and with the abstention of the shareholders ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; VANESSA MONTES DE MORAES; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; CSHG CITI MULTI FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN HG FUND LLC; CSHG UNIQUE FUND, LLC, the proposal for reorganization of the Board of Directors, with the appointment of ten (10) new members, to fulfill the term-of-office until the 2012 General Shareholders’ Meeting, to compose the Company’s Board of Directors, as well as their respective alternates, after which the consolidated composition of the Board will be the following: (1) as sitting member Mr. CRISTIANO YAZBEK PEREIRA, Brazilian citizen, married, engineer, Identity Card (RG) 24.798.030-4 issued by SSP/São Paulo, Taxpayer’s ID (CPF/MF)  267.577.938-57, with commercial address at Avenida Dr. Chucri Zaidan, number 920, 16º floor, Vila Cordeiro, in the city and state of São Paulo, and as his alternate Mr. CARLOS JEREISSATI, Brazilian citizen, single, business administrator, Identity Card (RG) 16.226.643-1 issued by SSP/São Paulo, Taxpayer’s ID (CPF/MF)  146.626.458-67, domiciled in the city and state of São Paulo, at Avenida Dr. Chucri Zaidan, number 920, 16º floor, Vila Cordeiro; (2) as sitting member Mr. FERNANDO MAGALHÃES PORTELLA, Brazilian citizen, married, engineer, Identity Card (RG) 10.377.977 issued by IFP/RJ, Taxpayer’s ID (CPF/MF)  748.442.108-15, domiciled in the city and state of São Paulo, at Rua Angelina Maffei Vita, number 200, 9º floor, bairro Jardim Paulistano, and as his alternate Mr. ALEXANDRE JEREISSATI LEGEY,  Brazilian citizen, married, chemical engineer, Identity Card (RG) 34.545.462-5 issued by SSP/SP, Taxpayer’s ID (CPF/MF)  954.529.077-34, domiciled in the city and state of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º floor, Vila Cordeiro; (3) as sitting member Mr. RENATO TORRES DE FARIA,   Brazilian citizen, married, mining engineer, Identity Card (RG) MG-1.727.787 issued by SSP/MG, Taxpayer’s ID (CPF/MF)  502.153.966-34, domiciled in the city of Belo Horizonte and state of Minas Gerais, at Avenida do Contorno, nº 8.123, bairro Cidade Jardim and, as his alternate, Mr. RICARDO ANTÔNIO MELLO CASTANHEIRA, Brazilian citizen, married, civil engineer, Identity Card (RG) MG-1.190.558 issued by SSP/MG, Taxpayer’s ID (CPF/MF)  130.218.186-68, domiciled in the city of Belo Horizonte and state of Minas Gerais, at Avenida do Contorno, nº 8.123, bairro Cidade Jardim; (4) as sitting member Mr. PAULO ROBERTO RECKZIEGEL GUEDES, Brazilian citizen, married, civil engineer, Identity Card (RG) MG-13.975.681 issued by SSP-MG, Taxpayer’s ID (CPF/MF)  400.540.200-34, domiciled in the city of Belo Horizonte and state of Minas Gerais, at Avenida do Contorno, nº 8.123, bairro Cidade Jardim and, as his alternate, Mr. PAULO MÁRCIO DE OLIVEIRA MONTEIRO, Brazilian citizen, married, civil engineer, Identity Card (RG) M-739.711 issued by SSP-MG, Taxpayer’s ID (CPF/MF)  269.960.226-49, domiciled in the city of Belo Horizonte and state of Minas Gerais, at Avenida do Contorno, nº 8.123, bairro Cidade Jardim; (5) ) as sitting member Mr. ARMANDO GALHARDO NUNES GUERRA JUNIOR, Brazilian citizen, married, business administrator, Identity Card (RG) 408520 issued by SSP-MG, Taxpayer’s ID (CPF/MF)  277.764.336-91, at Rua Tomaz Gonzaga, nº. 271/701, Lourdes, in the city of Belo Horizonte, state of Minas Gerais, as sitting member and, as his alternate, Mr. RAFAEL CARDOSO CORDEIRO, Brazilian citizen, single, civil engineer, Identity Card (RG) M-9.165.153 issued by SSP-MG, Taxpayer’s ID (CPF/MF)  037.496.966-32, domiciled in the city of Belo Horizonte and state of Minas Gerais, at Avenida do Contorno, nº 8.123, bairro Cidade Jardim; (6) as sitting member Mr. ZEINAL ABEDIN MAHOMED BAVA, Portuguese citizen, married, engineer, Portuguese passport number J745179, Taxpayer’s ID (CPF/MF)  057.368.807-92, domiciled in the city and state of Rio de Janeiro, at Rua Borges de Medeiros, nº 633, conjunto 301, bairro Leblon and, as his alternate, Mr. ABÍLIO CESÁRIO LOPES MARTINS, Portuguese citizen, married, business manager, Portuguese passport number J869034, Taxpayer’s ID (CPF/MF)  228.574.248-76, domiciled in the city and state of Rio de Janeiro, at Rua Borges de Medeiros, nº 633, conjunto 301, bairro Leblon; (7) as sitting member Mr. SHAKHAF WINE, Brazilian citizen, married, economist, Identity Card (RG) 07.140.616-9 issued by SSP-RJ, Taxpayer’s ID (CPF/MF)  018.755.347-50, domiciled in the city and state of Rio de Janeiro, at Rua Borges de Medeiros, nº 633, conjunto 301, bairro Leblon and, as his alternate, Mr. NUNO JOSÉ PORTEIRO CETRA, Portuguese citizen, married, business administrator, Portuguese passport number J750853, Taxpayer’s ID (CPF/MF)  234.721.658-98, domiciled in the city and state of Rio de Janeiro, at Rua Borges de Medeiros, nº 633, conjunto 301, bairro Leblon; (8) as sitting member Mr. PEDRO JEREISSATI, Brazilian citizen, married, business administrator, Identity Card (RG) 16.226.645-5 issued by SSP/SP, Taxpayer’s ID (CPF/MF)  273.475.308-14, domiciled in the city and state of São Paulo, at Rua Chucri Zaidan n.º 920, 16º floor, Vila Cordeiro, and as his alternate Mrs. CRISTINA ANNE BETTS,  Brazilian citizen, married, business administrator, Identity Card (RG) 10.623.897-8 issued by SSP/SP, Taxpayer’s ID (CPF/MF)  144.059.448-14, domiciled in the city and state of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º floor, Vila Cordeiro; (9) as sitting member Mr.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

FERNANDO ANTONIO PIMENTEL DE MELO, Brazilian citizen, married, lawyer, Identity Card (RG) 5880 issued by OAB/PE, Taxpayer’s ID (CPF/MF)  085.399.444-72, domiciled in the city and state of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2901, Botafogo and, as his alternate, Mr. MARCIO DE ARAÚJO FARIA, Brazilian citizen, divorced, electric engineer, Identity Card (RG) 27.172-D issued by CREA/RJ, Taxpayer’s ID (CPF/MF)  298.088.807-97, domiciled in the city and state of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2901, Botafogo, and, elected at the General Shareholders’ Meeting held on April 7, 2009 by the preferred shareholders, as per Article 141, paragraph 4, section II of Law 6,404/76; (10) as sitting member Mr. MANUEL JEREMIAS LEITE CALDAS, Brazilian citizen, married, engineer and economist, Identity Card (RG) 284123 issued by MAER/RJ, Taxpayer’s ID (CPF/MF)  535.866.207-30, domiciled in the city and state of Rio de Janeiro, at Av. Borges de Medeiros, n.° 633, room 701, Leblon and, as his alternate, Mr. ALFREDO FERREIRA DE MARQUES FILHO, Brazilian citizen, married, auditor, Identity Card (RG) 11.726.931 issued by SSP/SP, Taxpayer’s ID (CPF/MF)  028.236.498-67, resident and domiciled in the city and state of São Paulo, at Avenida Nova Cantareira, 4504, apto 71-A. The newly elected members declared not to be subject to any crimes that may prevent or restrict them from exercising the positions and provided the statement provided for in paragraph 4 of Article 147 of the Law 6,404/76. It was recorded that two (2) positions remain vacant and that Mr. Carlos Francisco Ribeiro Jereissati, Mr. Flavio Eduardo Sznajder, Mr. Otávio Marques de Azevedo, Mr. Ivan Ribeiro de Oliveira, Mr. Marcel Cecchi Vieira, Mr. João José de Araújo Pereira Pavel, Mr. Antonio Adriano Silva, Mr. Paulo Edgar Trapp, Mr. Sérgio Francisco da Silva, Mr. Antonio Braulio de Carvalho, Mr. Newton Carneiro da Cunha and Luiz Antonio dos Santos withdrew from the Board, and were replaced by the members indicated above.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

6.4 To approve, by majority vote, with a vote against of the shareholder FORD MOTOR COMPANY DEFINED BENEFIT MASTER TRUST and with the abstention of the shareholders ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; VANESSA MONTES DE MORAES; CAPITAL WORLD GROWTH AND INCOME FUND INC; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; CSHG CITI MULTI FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN HG FUND LLC; CSHG UNIQUE FUND, LLC, the establishment of the Management’s compensation for the next fiscal year, as follows: (a) annual global compensation for the Board of Directors in the amount of up to R$1,500,000.00; and (b) annual global compensation for the Company’s Board of Executive Officers in the amount of up to R$1,150,000.00, excluding eventual amounts paid as benefits, allowance of representation or profit sharing.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

6.5    After the instatement of the Fiscal Council was requested by the shareholder CTX Participações S.A., the following members were appointed to the Fiscal Council for the fiscal year beginning on January 1, 2011, with term-of-office until the General Shareholder’s Meeting to be held by April 30, 2012, under the terms of Article 161 of Law 6,404/76, (1) by the controlling shareholder CTX Participações S.A.: (i)  as sitting member Mr. APARECIDO CARLOS CORREIA GALDINO, Brazilian citizen, widower, business administrator, Identity Card (RG) 5.635.466 issued by SSP/ SP, Individual Taxpayer’s ID (CPF/MF) 666.708.708-25, domiciled in the city and State of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583-110 and his respective alternate, Mr. SIDNEI NUNES, Brazilian citizen, married, business administrator, Identity Card (RG) 11.581.938 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 011.355.928-37, domiciled in the city and State of São Paulo, at Av. Dr. Chucri Zaidan, 920, 16º andar, Vila Cordeiro, CEP:04583-110; (ii)  as sitting member, Mr. EDER CARVALHO MAGALHÃES, Brazilian citizen, married, accountant, Identity Card (RG) M4.334.299 issued by SSP/MG, Individual Taxpayer’s ID (CPF/MF) 637.838.356-15, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, and as his alternate, Mr. HELTON DA SILVA SOARES, Brazilian citizen, married, accountant, Identity Card (RG) 070636/0-2 issued by CRC/MG, Individual Taxpayer’s ID (CPF/MF) 000.185.326-08, domiciled in the city of Belo Horizonte, in the State of Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937. (iii)  as sitting member, Mr. SÉRGIO BERNSTEIN, Brazilian citizen, married, civil engineer, Identity Card (RG) 5.850.726 issued by SSP/SP, Individual Taxpayer’s ID (CPF/MF) 007.296.208-91, domiciled in the city and State of São Paulo, at Rua Chucri Zaidan, n.° 920, 16º andar, bairro Vila Cordeiro, and as his alternate, Mr. FERNANDO LINHARES FILHO, Brazilian citizen, married, business administrator, Identity Card (RG) 1.905.373-5 issued by IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 129.110.117-91, domiciled in the city and State of Rio de Janeiro, at Rua Barão da Torre nº 657 apto. 101, bairro Ipanema; (2) by the minority shareholders, pursuant to Article 161, Paragraph 4, section (a) of Law 6,404/76 (iv)  as sitting member, Mr. JOSÉ LUIZ MONTANS ANACLETO JÚNIOR, Brazilian citizen, married, mechanic engineer, Identity Card (RG) MG 10345916, Individual Taxpayer’s ID (CPF/MF) 040.547.696-59, domiciled in the city and State of São Paulo, at Rua Hungria, nº 514 conjunto 82, Jd Europa, and as his alternate, Mr. MARCELO CERIZE, Brazilian citizen, divorced, lawyer, Identity Card (RG) MG-10.365.289, Individual Taxpayer’s ID (CPF/MF) 037.266.446-60, domiciled in the city and State of São Paulo, at Rua Viradouro, nº. 97, apartamento 74, Itaim Bibi; (3) by the preferred shareholders, pursuant to Article 161, Paragraph 4, section (a)  of Law 6,404/76 (v) as sitting member, Mr. WANCLER FERREIRA DA SILVA, Brazilian citizen, married, accountant, Identity Card (RG) 21.754.645-7, Individual Taxpayer’s ID (CPF/MF) 008.652.730-49, domiciled in the city and State of São Paulo, at Rua Pamplona, nº 818 – Conjunto 92, and as his alternate, Mr. JOÃO   MARCELO GROSSI FERREIRA, Brazilian citizen, married, mechanical engineer, Identity Card (RG) MG 8.620.190, Individual Taxpayer’s ID (CPF/MF) 035.847.606-23, domiciled in the city and State of São Paulo, at Rua Francisco Leitão, nº. 369/381, apartamento 41, Pinheiros, CEP 05414-020. The newly elected members declared that they are not subject to any crimes that may prevent or restrict them from exercising the position.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

6.6    In view of the instatement of the Fiscal Council, an annual compensation was approved by majority vote, with no vote against, for the compensation of its members, respecting the minimum limit allowed by law, pursuant to Paragraph 3 of Article 162 of Law 6,404/76, establishing the minimum of R$2,500.00 for each sitting member. The Fiscal Council members shall also be reimbursed for travel and transportation expenses, and such reimbursable expenses will have the same treatment, limits and criteria observed by the Company’s employees, pursuant to the “Travel Policy” effective at the Company.

EXTRAORDINARY SHAREHOLDERS’ MEETING:

6.7  To approve, by majority vote, with no vote against and with the abstention of the shareholders ARGUCIA INCOME FUNDO DE INVESTIMENTO EM AÇÕES; SPARTA FUNDO DE INVESTIMENTO EM AÇÕES; VANESSA MONTES DE MORAES; CAPITAL WORLD GROWTH AND INCOME FUND INC; CSHG VERDE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO; CSHG VERDE EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY II MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG DIVIDENDOS FUNDO DE INVESTIMENTO EM AÇÕES; CSHG UNIQUE MASTER FUNDO DE INVESTIMENTO EM AÇÕES; CSHG STRATEGY MASTER PREVIDÊNCIA FUNDO DE INVESTIMENTO EM AÇÕES; CSHG CITI MULTI FUNDO DE INVESTIMENTO MULTIMERCADO; GREEN HG FUND LLC; CSHG UNIQUE FUND, LLC, the direct or indirect acquisition, through its subsidiaries Contax S.A. and Contax Colombia S.A.S., of all shares issued by the companies Stratton Spain S.L. (including its subsidiaries Allus Spain S.L., Stratton Argentina S.A., Stratton Peru S.A.) and Multienlace S.A., which together form the  Allus Group (“Allus Group”), as per Material Fact released by the Company on April 5, 2011, for the acquisition price of up to two hundred million US Dollars (US$200,000,000.00) (“Acquisition Price”), defined as the base value of Group Allus, in line with Evaluation Report number RJ-0089/11-01 prepared by Apsis Consultoria Ltda.

To acknowledge that the of Acquisition Price will be divided as follows: (i)  initial acquisition price of one hundred and fifty-two million four hundred fifty-five thousand and nine hundred and eighty-six US Dollars (US$ 152,455,986.00) to be paid in cash, adjustable based on the cash flow and net debt variations of Group Allus, where, (a)  eight million US Dollars (US$ 8,000,000.00) will be deposited under an escrow account to cover for eventual losses of Contax S.A., Contax Colombia S.A.S. and/or the companies integrating the Group Allus and indemnifiable by the selling shareholders, which will be released to the selling shareholders in three annual installments, the first of which will be due  one (1) year after the effective date of the share transfer, and (b)  ten million US Dollars (US$ 10,000,000.00) will also be deposited under an escrow account subject to compliance with contractual conditions and (ii)  additional acquisition price up to fifteen million US Dollars (US$ 15,000,000.00) to be paid to the selling shareholders in two annual installments, the first of which in the amount of up to seven million five hundred thousand US Dollars (US$ 7,500,000.00) and the second that shall not exceed the equivalent to the outstanding difference, variable according to the EBITDA reached by Group Allus over the next two (2) years.

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

To authorize the Executive Board of the Company to take all measures, carry out all acts and sign all documents necessary to implement the resolutions approved herein.

6.8  To approve by unanimous vote, with no vote against and with the abstention of the shareholder CAPITAL WORLD GROWTH AND INCOME FUND INC, the proposal of amendment to the Company’s Bylaws, in order to: (a) correct the  reference in item “d” of Article 11, changing the wording of “Article 17, XXXI” to “Article 17, XXIV”, and (b) re-ratification of the number of members of the Fiscal Counsel in the caput of Article 26, from “three (3)” to “three (3) to five (5)” members.

7)      Closure:  There being no further business to transact, the drawing up of these present Minutes in the summary format was authorized, which, after being read and found in compliance, were signed by the attending shareholders, who authorized their publication without their respective signatures, pursuant to Article 130, Paragraph 2, of Law 6,404/76. This is a free English translation of the original minutes drawn up the Company’s records

Rio de Janeiro, April 25, 2011.

SECRETARY

Cristina Alves Corrêa Justo Reis

Contax Participações S.A General and Extraordinary Shareholders’ Meeting of 04/25/2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 28, 2011

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.